Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com
W. Thomas Conner Admitted to practice in Washington, D.C., Virginia and Massachusetts Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

June 2, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Tom Kluck Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Rahul K. Patel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	GraniteShares Gold Trust
Draft Registration Statement on Form S-1 confidentially submitted on January 4, 2017
CIK No. 0001690437

Dear Messrs. Kluck and Patel:

On behalf of GraniteShares Gold Trust (the “Trust”) we are responding to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we received by letter dated January 31, 2017, in regards to the above-referenced draft registration statement (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Amendment No. 1 to the Registration Statement (the “Amendment”) submitted concurrently herewith on a confidential basis via EDGAR. Additionally, four courtesy copies of the Amendment, marked to show the changes to the Registration Statement, are being sent to the Staff by courier service.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Trust will supplementally provide to the Staff copies of all written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. As of the date of this letter no such communications have been so presented.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Trust does not intend to use any graphics, maps, photographs, and related captions in its prospectus, other than the table “World Gold Supply and Demand (2007 – 2016)” and the chart illustrating the historical price of gold, both of which appear in the section “Description of the Gold Industry,” and a logo of the Sponsor, which is not yet included in the prospectus and will be provided supplementally to the Staff. The Trust has not previously distributed any preliminary prospectus to prospective investors and acknowledges that a preliminary prospectus containing graphics and pictorial representations, including the Sponsor’s logo, may be not be distributed to prospective investors prior to the Staff’s review of such graphics and pictorial representations.

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MIAMI ♦ MUNICH
NEW YORK ♦ PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦ RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ TYSONS ♦ WASHINGTON, D.C. ♦ WILMINGTON

Tom Kluck Rahul K. Patel June 2, 2017 Page 2

3.	To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response: The Trust will supplementally provide the Staff with a fact sheet once it becomes available.

4.	We note your disclosure on page 33 that the Initial Purchaser will not act as an Authorized Participant with respect to the initial Baskets, and its activities with respect to the initial baskets will be distinct from those of an Authorized Participant. Please revise to clarify how its activities with respect to the initial Baskets will be distinct from those of an Authorized Participant. Tell us if the Initial Purchaser is a registered broker-dealer or affiliated with the Sponsor. Please also clarify whether the Initial Purchaser is a statutory underwriter and whether the Initial Purchaser may act as an Authorized Participant to create baskets in the future.

Response: We respectfully advise the Staff that, notwithstanding earlier disclosure to the contrary, it is now anticipated that the Shares comprising the initial Baskets will be purchased by a purchaser acting as an Authorized Participant. We have made revisions throughout the prospectus, including the section “Plan of Distribution,” to reflect this change.

5.	Please provide the information required by Item 401 of Regulation S-K for persons of the Sponsor who will perform policy making functions for the Trust that are typically performed by the executive officers or advise. Please see Rule 405 of Regulation C.

Response: The requested disclosure has been added under the caption “The Sponsor – Management of the Sponsor.”

Prospectus Cover Page

6.	We note your disclosure that the NAV per share is calculated using the current price of the Trust’s total assets. Please revise your disclosure on the prospectus cover page to specify that the price will be based on the LBMA Gold Price PM.

Response: The prospectus cover page has been revised to specify that the price of the GraniteShares Gold Shares will be based on the LBMA Gold Price PM.

7.	Please revise your disclosure on the prospectus cover page to identify the Initial Purchaser.

Response: As noted in our response to Comment 4, we anticipate that the Shares comprising the initial Baskets will be purchased by a purchaser that is acting as an Authorized Participant. We have revised the prospectus cover page to reflect this change to the plan of distribution and will add the name of the initial Authorized Participant, when known, in a future amendment to the Registration Statement (submitted on a confidential basis) or in a future, publicly available filing of the Trust’s Form S-1 registration statement.

Tom Kluck Rahul K. Patel June 2, 2017 Page 3

Exhibits

8.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

Response: Pursuant to the Staff’s comment, copies of the following exhibits are submitted with the Amendment:

●	Exhibit 4.1 - Form of Depositary Trust Agreement;
●	Exhibit 4.2 - Form of Authorized Participant Agreement;
●	Exhibit 4.3 - Form of Certificate of Shares of the Trust;
●	Exhibit 10.1 – Form of Allocated Gold Account Agreement;
●	Exhibit 10.2 – Form of Unallocated Gold Account Agreement; and
●	Exhibit 10.3 – Form of Marketing Services Agreement.

Additionally, draft copies of the legal and tax opinions are attached to this letter as Appendices A and B, respectively.

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC/gp

cc:

William Rhind
Benoit Autier
Wilson Lee
Peter McPhun

APPENDIX A

Draft Exhibit 5.1 Opinion

________, 2017

GraniteShares LLC

as Sponsor to GraniteShares Gold Trust

30 Vesey Street

New York, New York 10007

RE:	GraniteShares Gold Trust

Ladies and Gentlemen:

We have acted as counsel for GraniteShares LLC, a Delaware limited liability company (the “Sponsor”), the sponsor of GraniteShares Gold Trust, a business trust formed under the laws of the State of New York (the “Trust”), in connection with the Trust’s filing on ________, 2017 with the Securities and Exchange Commission (the “Commission”) of its Registration Statement on Form S-1 (the “Registration Statement”), including the prospectus included in Part I of the Registration Statement (the “Prospectus”), under the Securities Act of 1933 (the “1933 Act”), relating to the issuance and sale by the Trust of ________ GraniteShares Gold Shares (the “Shares”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such instruments, documents and records as we have deemed relevant and necessary to examine for the purpose of this opinion, including (a) the Registration Statement, (b) the Depositary Trust Agreement between the Sponsor and The Bank of New York Mellon, as Trustee, dated as of ________, 2017, (c) the pertinent provisions of the laws of the State of New York, and (d) such other instruments, documents, statements and records of the Trust and others and other such statutes as we have deemed relevant and necessary to examine and rely upon for the purpose of this opinion.

In connection with this opinion, we have assumed the legal capacity of all natural persons, the accuracy and completeness of all documents and records that we have reviewed, the genuineness of all signatures, the authenticity of the documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or reproduced copies.

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein below, we are of the opinion that the Shares proposed to be offered and sold pursuant to the Registration Statement, when it is made effective by the Commission or otherwise pursuant to the rules and regulations of the Commission, will have been validly authorized and, when sold in accordance with the terms of the Registration Statement and the requirements of applicable federal and state law and delivered by the Trust against receipt of the net asset value of the Shares, as described in the Registration Statement, will have been legally and validly issued by the Trust and will be fully paid and non-assessable.

This opinion is given as of the date hereof and we assume no obligation to advise you of changes that may hereafter be brought to our attention. This opinion is limited to the laws of the State of New York governing grantor trusts and matters such as the authorization and issuance of the Shares and the reported judicial decisions interpreting such laws, and we do not express any opinion concerning any other laws of the State of New York or the laws of any other jurisdiction. We also express no opinion as to any state securities or broker-dealer laws or regulations thereunder relating to the offer, issuance and sale of the Shares.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Commission, and to the use of our name in the Prospectus under the caption “Legal Matters” and in any revised or amended versions thereof. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act, as amended, and the rules and regulations thereunder.

Very truly yours,

APPENDIX B

Draft Exhibit 8.1 Opinion

_____ __, 2017

GraniteShares LLC

as Sponsor to GraniteShares Gold Trust

30 Vesey Street

New York, New York 10007

Ladies and Gentlemen:

We are acting as special United States tax counsel to the GraniteShares Gold Trust (the “Trust”) in connection with the preparation of a Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. The Registration Statement relates to the proposed issuance by the Trust, an investment trust formed on ________ under New York law pursuant to a Depositary Trust Agreement between GraniteShares LLC, as Sponsor, and The Bank of New York Mellon, as Trustee, of ________ GraniteShares Gold Shares, representing units of fractional undivided beneficial interest in the net assets of the Trust (the “Shares”).

In rendering this opinion, we have examined the Registration Statement and such other documents and materials as we have deemed necessary or appropriate to review for purposes of our opinion, and have made such investigations of law as we have deemed appropriate as a basis for the opinion expressed below. In addition, in rendering this opinion, we have relied upon and have assumed, with your permission, the accuracy of the statements contained in the Registration Statement, and that the Trust will operate in the manner discussed in its organizational documents and the prospectus included in the Registration Statement (the “Prospectus”).

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. In rendering this opinion, we are expressing our views only as to United States federal income tax law.

Based on and subject to the foregoing, the discussion relating to tax matters under the heading “United States Federal Income Tax Consequences” in the Prospectus (subject to the qualifications contained therein) expresses our opinion as to the material aspects of the United States federal income tax treatment to a Shareholder, as of the date hereof, of the acquisition, ownership and disposition of a Share pursuant to the Prospectus.

Our opinion relies on, and is subject to, the facts, representations and assumptions set forth or referenced herein.  Any inaccuracy or subsequent change in such facts, representations or assumptions could adversely affect our opinion.

We hereby consent to the filing with the SEC of this letter as an exhibit to the Registration Statement and the reference to this letter and to us under the heading “United States Federal Income Tax Consequences” in the Prospectus.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,